UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Golub Capital Private Credit Fund

(Name of Issuer)

Golub Capital Private Credit Fund

(Name of Person(s) Filing Statement)

Class I and Class S Shares of Beneficial Interest

(Title of Class of Securities)

38179R 303, 38179R 105

(CUSIP Number of class of securities)

David B. Golub

c/o GC Advisors LLC

200 Park Avenue, 25th Floor

New York, NY 10166

(212) 750-6060

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda, Esq.

Nathan Briggs, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

December 19, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Golub Capital Private Credit Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 200 Park Avenue, 25th Floor, New York, New York 10166 and the telephone number is (212) 750-6060.

(b)	The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest (the “Class I Shares”) and Class S common shares of beneficial interest (the “Class S Shares” and together with Class I shares, the “Shares”) or portions thereof. As of the close of business on September 30, 2025, there were 153,882,766.474 Class I Common Shares, and 7,443,664.000 Class S Common Shares, outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 8,066,321 Shares that are tendered by holders of the Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of September 30, 2025.

(c)	Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. GC Advisors LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at 200 Park Avenue, 25th Floor, New York, New York 10166 and its telephone number is (212) 750-6060. The members of the Fund’s Board of Trustees (the “Board”) are John T. Baily, Kenneth F. Bernstein, Lofton P. Holder, Anita J. Rival, William M. Webster IV, David B. Golub, and Christopher C. Ericson (each, a “Trustee”). The Chief Executive Officer is David B. Golub, the Chief Financial Officer and Treasurer is Christopher C. Ericson and the Chief Compliance Officer and Secretary is Wu-Kwan Kit. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)	(i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 8,066,321 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on February 2, 2026 (the “Expiration Date”) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)	The purchase price of a Share (or portion thereof) tendered will be its net asset value as of December 31, 2025 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter, on request, (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. The form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.

The payment of tendered Shares will be made in cash for those Shares within five business days of the last date that Shareholders may tender Shares for the repurchase offer. The payment date is expected to be February 9, 2026, unless the Offer is extended.

(iii)	The Offer is scheduled to expire on February 2, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. If your shares are held at your financial advisor, broker, dealer or other financial intermediary (“Authorized Intermediary”), please ask your Authorized Intermediary sufficiently in advance of the Expiration Date to submit a repurchase request for you. You may be charged a transaction fee by your Authorized Intermediary for this service. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their financial advisor or other Authorized Intermediary (instead of directly to SS&C GIDS, Inc.). Such Shareholders should NOT submit the attached Letter of Transmittal to the Fund. For accounts held through a custodial relationship, Shareholders should send the completed Letter of Transmittal to such custodian (along with any custodian required documentation) at the same time you submit the completed documents to the Fund. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)	The Fund’s Prospectus dated September 23, 2025, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or trustee of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)	The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash flow from operations, borrowings, offering proceeds or the sale of assets.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of November 30, 2025, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
David B. Golub(1)	717,791	*
Christopher C. Ericson	-	-
John T. Baily	-	-
Kenneth F. Bernstein	-	-
Lofton P. Holder	-	-
Anita J. Rival	-	-
William M. Webster IV	-	-
Wu-Kwan Kit	-	-
Daniel J. Colaizzi	-	-
Jonathan D. Simmons	-	-
Timothy J. Topicz	-	-
All executive officers and trustees as a group (11 persons)	717,791	*

*	Less than 1%.
(1)	Mr. David B. Golub is a control person of GGP Holdings LP and its wholly-owned subsidiaries GCI CB LLC, GCRED Canada SE Ltd and GGP Class B-P, LLC (collectively, “GGP Holdings”). The Shares shown in the above table as being owned by Mr. Golub reflect the fact that, due to his control of GGP Holdings, he may be viewed as having voting and dispositive power over the 717,791 Class I Shares directly and indirectly beneficially owned by GGP Holdings.

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has issued an aggregate of approximately 11,245 Shares, including the net impact of Shares issued pursuant to the Fund’s DRIP, for net proceeds of approximately $282,860 to the Adviser, officers and Trustees of the Fund, or any person controlling the Fund. There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any officer or Trustee of the Fund, or any person controlling the Fund or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)	The audited annual financial statements of the Fund dated September 30, 2025 and the unaudited financial statements of the Fund dated December 31, 2024, March 31, 2025 and June 30, 2025 filed with the SEC on EDGAR on November 25, 2025, February 13, 2025, May 15, 2025 and August 12, 2025, respectively, are incorporated herein by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)(1) None.

(2) None.

(3) Not applicable.

(4) None.

(5) None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)(i) Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii) Offer to Purchase.

(iii) Form of Letter of Transmittal.

(iv) Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(v) Form of Notice of Withdrawal of Tender.

(vi) Tender Offer Instructions for Golub Capital Private Credit Fund.

(a)(2)-(4) Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Golub Capital Private Credit Fund

By:	/s/ Christopher C. Ericson
Name:	Christopher C. Ericson
Title:	Chief Financial Officer and Treasurer

Dated: December 19, 2025

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

(a)(1)(vi)	Tender Offer Instructions for Golub Capital Private Credit Fund.

107	Filing Fee Table.